SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For August 30, 2005



                                  CNOOC Limited

                 (Translation of registrant's name into English)

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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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     CNOOC Achieved Record Interim Results: Net Profit Surged 68.6% with Net
                             Production Grew 14.9%

(Hong Kong, August 30, 2005) - CNOOC Limited (the "Company" or "CNOOC Ltd."; NYSE "CEO", SEHK "0883") is pleased to announce today that its net profit for the six months ended June 30, 2005 ("the period") surged 68.6% year over year ("y-o-y") to a historical high of RMB 11.83 billion. The Company's net production increased by 14.9% to 420,325 barrels of oil equivalent ("BOE") per day.

For the six months ended June 30, 2005, the Company's oil and gas sales increased by 54% to RMB 24.73 billion, as a result of growth in production as well as an y-o-y increase of 36.4% in realized oil price at US$43.91.

For the six months ended June 30, 2005, the Company's production averaged approximately 356,826 barrels of oil and 369 million cubic feet of natural gas per day. Its net production offshore China increased by 20.1% to 383,583 BOE per day, in line with the Company's full year target.

Mr. Fu Chengyu, Chairman and CEO of the Company, commented, "Both the high oil price environment and the well managed operation contributed to CNOOC Limited's record results. We continued achieving remarkable organic production growth in the last six months."

For the six months ended June 30, 2005, the Company made four oil and gas discoveries, three of which were discovered through independent exploration, and made four successful appraisals offshore China. Two oil fields, namely, Luda 4-2 and Luda 10-1, came on stream successfully. Capital expenditures for the period totaled RMB 7,636 million, RMB 860 million of which were expenditures for exploration activities and RMB 6,757 million of which were expenditures for development activities.

The Company's all-in production costs were US$11.76 per BOE, maintaining its leading position among global peers. Its offshore China production costs before production tax were US$8.75 per BOE, roughly the same as those for 2004.

Mr. Zhou Shouwei, President of the Company, said, "Seven oilfields will come on stream in the second half of the year. We will see a more strenuous operating schedule and a more consolidated base for production growth."

The Company's Board of Directors has approved an interim dividend of HK$0.05 per share and a special dividend of HK$0.05 per share.

Mr. Yang Hua, CFO and Senior Vice President of the Company, commented, "The Company is committed to sharing its business success with its shareholders. We have been and will continue to focus on maximizing shareholders' value."


Ends
Notes to Editors:
CNOOC LIMITED - BACKGROUND


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CNOOC Limited (the "Company", together with its subsidiaries, the "Group") -
Incorporated in Hong Kong in August 1999, CNOOC Limited was listed on the New York Stock Exchange ("NYSE") (code: CEO) and The Stock Exchange of Hong Kong Limited ("HKSE") (code: 0883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group is mainly engaged in oil and natural gas exploration, development and production offshore China.

The Group has four major oil production areas offshore China which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. It is also the largest offshore oil producer in Indonesia. The Group also has certain upstream assets in other countries and regions such as Australia.

As at 31 December 2004, the Group owned net proved reserves of approximately 2.2 billion barrels-of-oil equivalent and its annual daily average net production was 382,513 barrels-of-oil equivalent per day.

The Group had 2,524 employees and total assets of approximately RMB94.1 billion.

CNOOC LIMITED - Relationship with its parent company, CNOOC
CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the People's Republic of China's offshore petroleum industry as well as other mid- or down-stream petroleum projects.
*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the PRC economic, political and social conditions as well as government policies.
*** *** ***

For further enquiries, please contact:
Mr. Xiao Zongwei
General Manager of Investor Relations Department



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CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn
        -------------------
Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com
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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  CNOOC Limited


                                  By:  /s/ Cao Yunshi
                                       -----------------------
                                       Name:  Cao Yunshi
                                       Title:  Company Secretary

Dated: August 30, 2005